

02004926

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39925

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Comerica Capital Markets, Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Woodward Avenue, 26th Floor
(No. and Street)

Detroit	MI	48226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Cooper — (313) 222-4793
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name — if individual, state last, first, middle name)

500 Woodward Avenue, Suite 1700	Detroit	MI	
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 0 4 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002 WASH. D.C. SECTION 354

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Campbell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comerica Capital Markets, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

COMERICA CAPITAL MARKETS CORPORATION

December 31, 2001

Audited Financial Statements

Schedules

Supplementary Information



Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-3426

Phone: (313) 628-7100
www.ey.com

Report of Independent Auditors

Comerica Capital Markets
(d.b.a. W. Y. Campbell & Company)

We have audited the accompanying statement of financial condition of W. Y. Campbell & Company as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W. Y. Campbell & Company at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

February 6, 2002

STATEMENT OF FINANCIAL CONDITION

COMERICA CAPITAL MARKETS CORPORATION

December 31, 2001

ASSETS

Cash	$ 2,167,261
Investment securities	2,990,650
Premises and equipment, net of depreciation of $297,579	838,996
Goodwill, net of amortization of $3,813,342	2,053,312
Deferred tax asset	660,581
Other assets	640,483
Total assets	$ 9,351,283

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accrued incentive compensation	$ 749,085
Other accrued expenses	682,317
Total liabilities	1,431,402
SHAREHOLDER'S EQUITY	
Common stock:	
Par value - $1 per share	
Authorized-110,000 shares	
Issued-67,000 shares	67,000
Additional paid-in capital	7,584,835
Retained earnings	268,046
Total shareholder's equity	7,919,881
Total liabilities and shareholder's equity	$ 9,351,283

See notes to financial statements.

STATEMENT OF INCOME

COMERICA CAPITAL MARKETS CORPORATION

Year ended December 31, 2001

INCOME	
Interest income	$ 117,144
Fees	8,971,059
Total income	9,088,203
EXPENSES	
Salaries and benefits	6,745,624
Occupancy and equipment cost	399,660
Goodwill amortization	586,668
Intercompany expenses	710,613
Other	497,520
Total expenses	8,940,085
Income before income taxes	148,118
Provision for income taxes	281,600
NET LOSS	$ (133,482)

See notes to financial statements.

STATEMENT OF CASH FLOWS

COMERICA CAPITAL MARKETS CORPORATION

Year ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (133,482)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	153,475
Goodwill amortization	586,668
Decrease in deferred tax asset	538,538
Increase in other assets	(571,448)
Decrease in accrued expenses	(1,714,577)
Total adjustments	(1,007,344)
Net cash used in operating activities	(1,140,826)
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Purchase of fixed assets	(13,310)
Other	(23,425)
Net cash used in investing activities	(36,735)
Decrease in cash	(1,177,561)
Cash at January 1	3,344,822
Cash at December 31	$ 2,167,261
Income taxes received	$ 269,243
Interest paid	$ -

See notes to financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

COMERICA CAPITAL MARKETS CORPORATION

Year ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balances at January 1, 2001	$ 67,000	$7,584,835	$ 401,528	$8,053,363
Net loss	-	-	(133,482)	(133,482)
Balances at December 31, 2001	$ 67,000	$7,584,835	$ 268,046	$7,919,881

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

COMERICA CAPITAL MARKETS CORPORATION

December 31, 2001

Note A - Organization

Comerica Capital Markets Corporation (the Company) is a wholly owned, indirect subsidiary of Comerica Incorporated. The Company provides investment banking services to clients. These services include mergers and acquisitions, divestitures, leveraged buyouts, private placements and community offerings of debt and equity securities, as well as valuation services and financial consulting. The Company is registered with the SEC as both a broker-dealer and investment adviser.

Comerica Capital Markets Corporation does business as W. Y. Campbell & Company.

Note B - Significant Accounting Policies

Investment Securities: Investment securities are carried at a value which approximates market.

Premises and Equipment: Equipment is carried at historical cost, less accumulated depreciation. The provision for depreciation is computed on a straight-line basis over the estimated useful life of the equipment. Leasehold improvements are amortized over the terms of respective leases or the estimated useful lives of the improvements, whichever is shorter.

Goodwill: Goodwill is carried at original cost, less accumulated amortization. The provision for amortization is computed on a straight-line basis over a 10 year period.

Income Taxes: The Company files a consolidated federal income tax return with Comerica Incorporated. The Company records an income tax expense (credit) which results from including its income and expenses in the consolidated federal tax return. Settlement with Comerica Bank (subsidiary of Comerica Incorporated) for federal income taxes is made on a basis as if the Company filed a separate return.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note C - Related Party Transactions

In the normal course of business, the Company has transactions with Comerica Bank and Comerica Incorporated. Fees paid to related parties in 2001 included $710,600 for operating, accounting and administrative services.

Comerica Bank also pays certain expenses on behalf of the Company and is subsequently reimbursed for such payments. Included in other liabilities are amounts due to Comerica Bank of approximately $626,000 at December 31, 2001.

At December 31, 2001 the Company had $2,167,261 on deposit in a non-interest bearing account with Comerica Bank, and a $2,990,650 treasury bill on deposit with Comerica Securities, Inc., a wholly-owned indirect subsidiary of Comerica, Inc.

Note D - Net Capital Requirements

The Company is subject to the Securities & Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must currently maintain net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness as defined.

As of December 31, 2001, the Company's net capital was $(657,121) and its required net capital was $95,426. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 2.18 to 1. The Company is working with the regulatory authorities to correct this deficiency in net capital.

Note E - Income Taxes

The current and deferred components of income taxes for the year ended December 31, 2001 were a current benefit of $253,104 and a deferred expense of $(534,704). The principal component of the deferred tax asset as of December 31, 2001 was incentive compensation.

Note F - Commitments

Rental expense for leased properties amounted to $215,280 in 2001 and $87,661 in 2000. Future minimum payments under noncancelable obligations are as follows:

2002	$ 344,699
2003	351,536
2004	358,373
2005	365,210
2006	372,047
2007 and later	1,388,486

NOTES TO FINANCIAL STATEMENTS

COMERICA CAPITAL MARKETS CORPORATION

December 31, 2001

Note G - Pending Accounting Pronouncement

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142, Goodwill and Other Intangible Assets. Under the new rule, beginning in 2002, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets that do not have an indefinite life will continue to be amortized over their useful lives.

Schedule I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SEC

COMERICA CAPITAL MARKETS CORPORATION

December 31, 2001

COMPUTATION OF NET CAPITAL	
Total shareholder's equity	$ 7,919,881
Less:	
Nonallowable assets	8,577,002
	$ (657,121)
Aggregate Indebtedness	
Items included in statement of financial condition	
Total liabilities	$ 1,431,402
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 95,426
Deficiency in net capital	$ (752,547)
Deficiency in net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ (800,261)
Percent of aggregate indebtedness to net capital	218%

Schedule II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SEC

COMERICA CAPITAL MARKETS CORPORATION

December 31, 2001

Comerica Capital Markets Corporation is exempt from the Computation for Determination of Reserve Requirements for Broker/Dealers under Rule 15c3-3 of the Securities & Exchange Commission because of exemption provided under Rule 15c3-3(k)(1),(2).

Schedule III
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 17A-5(d)(4)

COMERICA CAPITAL MARKETS CORPORATION

December 31, 2001

Nonallowable assets as reported in Part II Focus Report	$4,193,372
Deficiency in nonallowable assets included in computation	4,383,630
Nonallowable assets as reported in audited Schedule I	$8,577,002



■ Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-3426

■ Phone: (313) 628-7100
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

Comerica Capital Markets
(d.b.a. W.Y. Campbell & Company):

In planning and performing our audit of the financial statements and supplemental schedules of W.Y. Campbell & Company (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

A Member Practice of Ernst & Young Global

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 6, 2002